

13030350

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC (the "Company"), as of and for the year ended December 31, 2012, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
27 th day of Feb. 2013

Notary Public

CHRISTOPHER D'ANTUONO
Notary Public, State of New York
No. 02-DA6075470
Qualified in New York County
Commission Expires October 6, 2014

[x] Independent Auditors' Report.
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Interest.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] Notes to Financial Statements.
[x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation (not applicable).
[x] (l) An Affirmation.
[ ] (m) Copy of the SIPC Supplemental Report (filed separately).
[x] (n) A Report Describing Any Material Inadequacies Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control).
[x] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
[x] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

GFI Securities LLC

(Sec I.D. No. 0-19982)

Statement of Financial Condition
December 31, 2012



GFI Securities LLC

(Sec I.D. No. 0-19982)

Statement of Financial Condition
December 31, 2012

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

GFI Securities LLC
Index
December 31, 2012

Page(s)



Independent Auditor's Report

To the Member of GFI Securities LLC:

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GFI Securities LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 32,067,366
Deposits with clearing organizations	751,643
Commissions receivable	754,116
Receivables from clearing organizations	24,219,915
Financial instruments owned, at fair value	361,029
Receivables from affiliates	67,694
Prepaid bonuses and forgivable employee loans	14,226,628
Other assets	1,933,606
Total assets	$ 74,381,997
Liabilities and Member's Interest	
Liabilities	
Accrued compensation	$ 9,180,648
Accounts payable and accrued expenses	2,460,273
Payables to clearing organizations	19,461,413
Payables to affiliates	9,060,844
Total liabilities	40,163,178
Member's interest	34,218,819
Total liabilities and member's interest	$ 74,381,997

The accompanying notes are an integral part of this financial statement.

1. Organization

GFI Securities LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements, the potential outcome of litigation matters and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase.

Deposits With Clearing Organizations

The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Assets and Liabilities

The Company's financial instruments are carried at fair value or amounts which approximate fair value with changes in fair value recognized in Other income in the Statement of Operations. The financial assets and liabilities measured at carrying value include cash and cash equivalents, deposits at clearing organizations, receivables from clearing organizations, receivable from affiliates, accrued compensation, payable to clearing organizations and payable to affiliates, which approximate fair value given the short term nature.

Prepaid Bonuses and Forgivable Employee Loans

Prepaid bonuses and forgivable employee loans are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment terminated prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over two to four years, and is recorded in compensation and employee benefits. The Company generally expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Compensation and Employee Benefits

The Company's compensation and employee benefits have both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees while bonuses constitute the variable portion of the Company's compensation and employee benefits. The Company may pay

certain bonuses in restricted stock units ("RSUs") of its Parent and account for these RSUs in accordance with ASC 718 *Compensation – Stock Compensation* ("ASC 718"). The Company also may grant sign-on and retention bonuses for certain newly-hired or existing employees who agree to long-term employment agreements. These sign-on and retention bonuses are typically amortized using the straight-line method over the term of the respective agreements.

Share-Based Compensation

The Company's share-based compensation consists of RSUs of its Parent. The Company accounts for stock-based compensation in accordance with ASC 718. This accounting guidance requires measurement of compensation expense for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The Company determines the fair value of RSUs based on the number of units granted and the grant date fair value of the common stock of the Company's Parent, measured as of the closing price on the date of grant. Refer to Footnote 11 Related Party Transactions for further information.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amends current guidance to result in common fair value measurement and disclosures between accounting principles generally accepted in the United States and International Financial Reporting Standards. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments in ASU 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). ASU 2011-11 requires additional disclosure about financial instruments and derivatives instruments that are subject to netting arrangements to assist users of the financial statements in understanding the effect of those arrangements on its financial position. The new disclosures are required for reporting periods beginning on or after January 1, 2013, including retrospectively for all comparative periods presented. The Company is evaluating the effect of this guidance and does not expect the adoption of ASU 2011-11 to have a material impact on the Company's financial statements.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to clearing organizations. These receivables from and payables to clearing organizations are short term in nature and following December 31, 2012, have substantially settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

The Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. In accordance with ASC 820-10, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- Quoted prices for identifiable or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds which trade infrequently);

- Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps), and

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2012, the Company did not have any Level 3 financial assets or liabilities.

Valuation Techniques
A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities
Equity securities include securities mostly exchange-traded equity securities and are valued based on quoted market prices. Accordingly, exchange-traded equity securities are generally categorized in Level 1 of the fair value hierarchy. Nonexchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions. Nonexchange traded equity securities are generally categorized within Level 2 of the fair value hierarchy.

Derivative Contracts
Derivative contracts include listed commodity derivative contracts that are actively traded and valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Financial Assets Measured at Fair Value on a recurring basis as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Netting [2][3]	Balances at December 31, 2012
Assets				
Equity securities [1]	$ 309,876	$ 51,153	$ -	$ 361,029
Commodity derivative contracts [2]	16,986,815	-	(16,937,656)	49,159
	$ 17,296,691	$ 51,153	$ (16,937,656)	$ 410,188
Liabilities				
Equity securities [1]	$ -	$ -	$ -	$ -
Commodity derivative contracts [2]	16,937,656	-	(16,937,656)	-
	$ 16,937,656	$ -	$ (16,937,656)	$ -

[1] Included within Receivables from clearing organizations and Payables to clearing organizations.

[2] Represents the impact of netting on a net-by-counterparty basis.

Derivative Financial Instruments

The Company provides brokerage services to its customers for exchange traded and over-the-counter derivative products, which include futures, forwards and option contracts. The Company may enter into principal transactions for exchange-traded and over-the-counter derivative products to facilitate customer trading activity or to engage in principal trading for the Company's own account.

For certain derivative contracts, the Company has entered into agreements with counterparties that allow for netting. The Company reports these derivative contracts on a net-by-counterparty basis when management believes that a legal and enforceable right of offset exists under these agreements.

Fair values of derivative contracts on a gross basis as of December 31, 2012 are as follows:

Derivatives not Designated as Hedging Instruments Under ASC 815-10	**Derivative**	
	Assets	**Liabilities**
Commodity contracts [1]	$ 16,986,815	$ 16,937,656
Counterparty netting	(16,937,656)	(16,937,656)
Total fair value	$ 49,159	$ -

[1] Included within Receivables from clearing organizations and Payables to clearing organizations.

As of December 31, 2012 the Company had outstanding long and short futures and forward commodity contracts with notional values of approximately $293,332,413 and $293,534,676, respectively.

4. Income Taxes

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's financial statements.

5. Commissions Receivable

Commissions receivable represent amounts due from brokers, dealers, banks and other financial and nonfinancial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells commissions receivables aged over 30 days to an affiliate on a nonrecourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 11 for further discussion.

6. Receivables From and Payables to Clearing Organizations

Amounts receivable from and payable to clearing organizations consisted of the following:

	December 31, 2012
Receivables from clearing organizations	
Contract value of fails to deliver	$ 19,474,062
Balance receivable from clearing organizations	4,738,753
Net pending trades	7,100
	$ 24,219,915
Payables to clearing organizations	
Contract value of fails to deliver	$ 19,460,972
Balance payable to clearing organizations	441
	$ 19,461,413

Substantially all fail to deliver and fail to receive balances at December 31, 2012 have subsequently settled at the contracted amounts.

7. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors of $5,000,000, was repaid in full to the Company's sole member GFInet inc on April 30, 2012.

8. Commitments and Contingencies

Litigation
In the normal course of business, we are and have been party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. These proceedings have generally involved either proceedings against our competitors in connection with employee hires, or claims from former employees in connection with the termination of their employment from us. There is also potential for client claims alleging the occurrence of errors in the execution of brokerage transactions. We are also currently, and have been in the past, involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings that could result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker-dealer and its affiliated persons, officers or employees or other similar consequences.

Based on currently available information, the outcome of the Company's outstanding matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of any such matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of the Company's outstanding matters will not significantly exceed any reserves accrued by the Company.

Risks and Uncertainties
The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

Guarantees
The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased, at Fair Value
During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition. At December 31, 2012, the Company did not hold any financials instruments sold, but not yet purchased.

9. Market and Credit Risk

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets.

Unsettled transactions (i.e., securities failed-to-receive and securities failed-to-deliver) are attributable to matched-principal transactions executed and are recorded at contract value. Cash settlement is achieved upon receipt or delivery of the security. In the event of nonperformance, the Company may purchase or sell the security in the market and seek reimbursement for losses from the contracted counterparty.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. See Note 3 for further information related to the fair value of futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

10. Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC, FINRA, NFA and CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2012, the Company's net capital was $12,475,819 which exceeded the minimum requirement by $12,225,819. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

11. Related Party Transactions

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate. The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on headcount.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a nonrecourse basis. The Company sold commission receivables of $14,182,025 for the year ended December 31, 2012.

Receivables from affiliates primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

12. Share-Based Compensation

The Parent issues RSUs to the Company's employees under the GFI Group Inc. 2008 Equity Incentive Plan, which was approved by the Parent's stockholders on June 11, 2008 (as amended, the "2008 Equity Incentive Plan"). The 2008 Equity Incentive Plan was subsequently amended at each of the Parent's annual stockholders meetings since the Plan was initially approved in order to increase the number of shares of common stock available for grant under the Plan. Prior to June 11, 2008, the Parent issued RSUs under the GFI Group Inc. 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan").

The 2008 Equity Incentive Plan permits the grant of nonqualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units and performance units to employees, nonemployee directors or consultants. The Parent issues shares from authorized but unissued shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan. The fair value of RSUs is based on the closing price of the Company's common stock on the date of grant and is recorded as compensation expense over the service period, net of estimated forfeitures.

13. Subsequent Events

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.


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